

March 30, 2011

John J. Lipinski
Chief Executive Officer and President
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

**Re:     CVR Partners, LP**
**Amendment No. 4 to Registration Statement on Form S-1**
**Filed March 29, 2011**
**File No. 333-171270**

Dear Mr. Lipinski:

We have reviewed your responses to the comments in our letter dated March 25, 2011 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

Capitalization, page 51

1.  Please revise your presentation to present separately a "pro forma" column that excludes the effects of the initial public offering in addition to the "pro forma as adjusted" column.  This separate pro forma information should encompass all of the pro forma adjustments, excluding the effects of the initial public offering, as presented on page P-3.

Dilution, page 52

2.  Please revise your disclosure related to the calculation of pro forma net tangible book value of $109.0 million to clarify that such amount considers all of the pro forma adjustments presented on page P-3, excluding the effects of the initial public offering.

Exhibit 5.1

3.  We note that you have quantified the number of common units being registered.  Please have counsel revise its legality opinion to quantify the number of common units covered by its opinion.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.  If you need further assistance, you may contact me at (202) 551-3469.

Sincerely,

Justin Dobbie
Special Counsel

cc:     Via Facsimile (212) 859-4000
        Stuart H. Gelfond
        Fried, Frank, Harris, Shriver & Jacobson LLP